UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Under the Securities Exchange Act of 1934

PENWEST PHARMACEUTICALS CO.
(Name of Issuer)

COMMON STOCK, par value $0.001
(Title of Class of Securities)

709754105
(CUSIP Number)

Caroline B. Manogue
Executive Vice President, Chief Legal Officer and Secretary
Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania  19317
(610) 558-9800

Copies to:
Eileen T. Nugent, Esq.
Ann Beth Stebbins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 709754105	Page 2 of 11

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Endo Pharmaceuticals Holdings Inc. 13-4022871
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of OrganizationDelaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 30,810,778
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 30,810,778
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,810,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 82.80% (1)
14.	Type of Reporting Person CO

(1) Based on 37,212,342 shares of common stock outstanding.

SCHEDULE 13D
CUSIP No. 709754105	Page 3 of 11

1.	Name of Reporting Person. West Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 30,810,778
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 30,810,778
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,810,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 82.80% (1)
14.	Type of Reporting Person CO

(1) Based on 37,212,342 shares of common stock outstanding.

Item 1.    Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Shares”), of Penwest Pharmaceuticals Co., a Washington corporation ("Issuer"). The principal executive office of Issuer is located at 2981 Route 22, Suite 2, Patterson, New York.

Item 2.    Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Endo Pharmaceuticals Holdings Inc., a Delaware corporation ("Endo"), and West Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Endo ("Purchaser," and together with Endo, the "Reporting Persons"). The address of the principal business and the principal office of the Reporting Persons is 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317. Endo is a U.S.-based, specialty healthcare solutions company, focused on high-value branded products and specialty generics. Endo is redefining its position in the healthcare marketplace by anticipating and embracing the evolution of health decisions based on the need for high-quality and cost-effective care. We aim to be the premier partner to healthcare professionals and payment providers, delivering an innovative suite of complementary diagnostics, drugs, devices and clinical data to meet the needs of patients in areas such as pain, urology, oncology and endocrinology.  Purchaser was formed for the sole purpose of acquiring the Issuer.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Endo is set forth on Schedule A. During the last five years, neither Endo, Purchaser nor, to the knowledge of Endo or Purchaser, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds

As more fully described in Item 4 hereof, Endo, the Purchaser, and the Issuer entered into an Agreement and Plan of Merger, dated as of August 9, 2010 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, the Purchaser commenced a tender offer (the "Offer") to purchase all of the outstanding Shares, at a price of $5.00 per share, net to the seller in cash, without interest (such consideration or any other consideration paid pursuant to the Offer, the "Offer Price"), and less any required withholding taxes, on August 20, 2010.

The Offer expired at 12:00 midnight, New York City time, on September 17, 2010. On September 20, 2010, the Purchaser accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 30,810,778 Shares were purchased by the Purchaser in accordance with the terms of the Offer at a price of $5.00 per Share. The Purchaser paid an aggregate of $149,340,488 to holders of Shares acquired pursuant to the Offer, which was funded through Endo's existing cash balances and cash equivalents.

Item 4.    Purpose of the Transaction

The purpose of the transactions described in this Statement is for Endo, through the Purchaser, to acquire control of, and the entire equity interest in, the Issuer. The Offer, as the first step in the acquisition of the Issuer, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger (as defined below) is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer.

On August 20, 2010, the Purchaser commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase (“Offer to Purchase”) and in the related Letter of Transmittal. The Offer expired at 12:00 midnight, New York City time on September 17, 2010. All Shares that were validly tendered and not validly withdrawn were accepted for purchase by the Purchaser on September 20, 2010.  In accordance with the Merger Agreement, each of Peter F. Drake, Ph.D., Joseph E. Edelman, John G. Lemkey, David P. Meeker, M.D., Kevin C. Tang, Roderick Wong and Saiid Zarrabian resigned from the board of directors of the Issuer (the “Board”) and on all Board Committees on which such directors served, effective as of September 20, 2010. Anne M. VanLent currently remains a Class II director of the Issuer and is expected to continue as a director until the consummation of the Merger.

In addition, effective as of September 20, 2010, the Board appointed the following individuals as members of the Board: David P. Holveck and Julie McHugh as Class I directors, Alan Levin as a Class II director, and Ivan P. Gergel, M.D. and Caroline B. Manogue as Class III directors.  Such persons were designated for appointment as directors of the Issuer by Purchaser pursuant to the Merger Agreement. Each such person is an officer and/or director of Endo. Information about the directors designated for appointment by Purchaser was previously disclosed in the Information Statement comprising Annex I to the Company’s Solicitation/Recommendation on Schedule 14D-9 originally filed by the Issuer with the SEC on August 20, 2010 (the “Schedule 14D-9”) and is incorporated herein by reference.

The Merger Agreement provides, among other things, that following consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation and an indirect wholly-owned subsidiary of Endo. Endo expects to complete the Merger in the fourth quarter of 2010.  In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by the Issuer, Endo or any subsidiary of Endo, including the Purchaser, which Shares will be cancelled without any conversion) will be cancelled and converted into the right to receive the same $5.00 per Share paid in the Offer, net to the seller in cash, without interest, and less any required withholding taxes.

Following the Merger, the Shares will no longer be traded on the NASDAQ Stock Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

As of the date of this Statement (the "Statement"), Endo and the Purchaser are conducting a detailed review of the Issuer and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances which exist upon completion of the Offer. Endo and Purchaser will continue to evaluate the business and operations of Issuer after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Endo intends to review such information as part of a comprehensive review of the Issuer's business, operations, capitalization and management with a view to optimizing development of the Issuer's' potential in conjunction with Issuer's existing businesses. Endo expects that all aspects of the Issuer's business will be fully integrated into Endo. However, plans may change based on further analysis including changes in Issuer's business, corporate structure, articles, bylaws, capitalization, board of directors and management, although, except as disclosed in this Statement and the Offer to Purchase, Endo and the Purchaser have no current plans with respect to any of such matters.

All information contained in the sections of the Offer to Purchase entitled "Purpose of the Offer and Plans for Penwest; Summary of the Merger Agreement and Certain Other Agreements" and "Possible Effects of the Offer on the Market for Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations" is incorporated herein by reference. Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)  — (b) As of September 20, 2010, the Purchaser was the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 30,810,778 Shares, representing approximately 82.80% of the issued and outstanding Shares.

(c)  On September 20, 2010, the Purchaser accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of  30,810,778 Shares were purchased by the Purchaser in accordance with the terms of the Offer at $5.00 per Share.

(d) — (e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the section of the Offer to Purchase entitled "Background of the Offer; Contacts with Penwest" is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

Item 7.    Material to be Filed as Exhibits

1.           Agreement and Plan of Merger dated as of August 9, 2010 by and among Endo Pharmaceuticals Holdings Inc., West Acquisition Corp. and Penwest Pharmaceuticals Co. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Endo Pharmaceuticals Holdings Inc. on August 12, 2010).

2.           Offer to Purchase, dated August 20, 2010 by and among Penwest Pharmaceuticals Co., West Acquisition Corp. and Endo Pharmaceuticals Holdings Inc. (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Endo Pharmaceuticals Holdings Inc. and West Acquisition Corp. with the Securities and Exchange Commission on August 20, 2010, as amended).

3.           Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(B), to the Schedule TO filed by Endo Pharmaceuticals Holdings Inc. and West Acquisition Corp. (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Endo Pharmaceuticals Holdings Inc. and West Acquisition Corp. with the Securities and Exchange Commission on August 20, 2010, as amended).

4.           Joint filing agreement, dated September 20, 2010, by and between Endo Pharmaceuticals Holdings Inc. and West Acquisition Corp.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 20, 2010

ENDO PHARMACEUTICALS HOLDINGS INC.

By:	/s/ Caroline B. Manogue
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer, and Secretary

WEST ACQUISITION CORP.

By:	/s/ Caroline B. Manogue
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer, and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ENDO

Directors and Executive Officers of Endo. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Endo are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Endo. The current business address of each person is at 100 Endo Boulevard Chadds Ford, Pennsylvania 19317. The telephone number of each person is (610) 558-9800. Unless otherwise indicated, each such person is a citizen of the United States of America.

DIRECTORS

Name and Address	Present Principal Occupation or Employment
John J. Delucca (1)(2)	Director
David P. Holveck	President, Chief Executive Officer, and Director
Nancy J. Hutson Ph.D (2)(3)(4)(6).	Director
Michael Hyatt (3)(4)	Director
Roger H. Kimmel (1)(3)(4)	Chairman of the Board of Directors
William P. Montague (1(4)(7)	Director
Joseph C. Scodari (2)(4)	Director
William F. Spengler (1)(2)	Director
Ivan P. Gergel, M.D.	Executive Vice President, Research and Development
Alan G. Levin	Executive Vice President and Chief Financial Officer
Caroline B. Manogue	Executive Vice President, Chief Legal Officer and Secretary
Julie H. McHugh	Chief Operating Offer
Edward J. Sweeney	Vice President, Controller and Principal Accounting Officer

OFFICERS

Name and Address	Present Principal Occupation or Employment
David P. Holveck	President, Chief Executive Officer, and Director
Ivan P. Gergel, M.D.	Executive Vice President, Research and Development
Alan G. Levin	Executive Vice President and Chief Financial Officer
Caroline B. Manogue	Executive Vice President, Chief Legal Officer and Secretary
Julie H. McHugh	Chief Operating Officer
Edward J. Sweeney	Vice President, Controller and Principal Accounting Officer
____________________________

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Governance Committee

(4)	Member of Transactions Committee

John J. Delucca has served as an Endo Director since January 2006. Mr. Delucca was Executive Vice President and Chief Financial Officer of the REL Consultancy Group until his retirement in 2004. Prior to that, he served as Chief Financial Officer and Executive Vice President, Finance & Administration, of Coty, Inc., from 1999 to 2002. Mr. Delucca is currently a Non-Executive Director and chairs the Audit Committees of ITC Deltacom, Enzo Biochem, Inc. and The Elliot Company. He also serves as a Non-Executive Director and Deputy Chairman of the Audit Committee of British Energy PLC. Mr. Delucca is chairman of Endo Audit Committee and is a member of Endo's Compensation Committee.

David P. Holveck was appointed President, Chief Executive Officer, and a Director of Endo in April 2008. Prior to joining Endo, Mr. Holveck was President of Johnson & Johnson Development Corporation and Vice President, Corporate Development of Johnson & Johnson since 2004. Mr. Holveck joined Johnson & Johnson as a company Group Chairman in 1999, following the acquisition of Centocor, Inc., by Johnson & Johnson. Mr. Holveck was Chief Executive Officer of Centocor, Inc., at the time of the acquisition. Mr. Holveck joined Centocor in 1983 and progressed through various executive positions. In 1992, he assumed the role of President and Chief Operating Officer and later that year was named President and Chief Executive Officer. Prior to joining Centocor, he held positions at General Electric Company, Corning Glass Works, and Abbott Laboratories. Mr. Holveck is a member of the Board of Trustees for the Fund for West Chester University and the Board of Directors of the Eastern Technology Council as well as the Board of Directors of Light Sciences Oncology, Inc.

Nancy J. Hutson, Ph.D. was appointed a Director of Endo on March 30, 2009. She retired from Pfizer, Inc. in 2006 after spending 25 years in various research and leadership positions, most recently serving as Senior Vice President, Pfizer Global Research and Development and Director of Pfizer's pharmaceutical R&D site, known as Groton/New London Laboratories. Dr. Hutson's career at Pfizer was marked by progressively demanding jobs, first in the research laboratories, then in strategic staff roles and as global leader of Exploratory Development. In her final role at Pfizer, Dr. Hutson led the Groton/New London Laboratory, which was the largest R&D site of any pharmaceutical company. She led 4,500 colleagues (primarily scientists) and managed a budget in excess of $1 billion. She currently is a director of Cubist Pharmaceuticals, Inc. and Inspire Pharmaceuticals, Inc. and serves on the board of Planned Parenthood of Connecticut. Dr. Hutson owns and operates Standing Stones Farm in Ledyard, CT which is dedicated to supporting the equestrian sport of dressage. Ms. Hutson is a member of Endo's Compensation Committee, Nominating and Governance Committee and Transactions Committee.

Michael Hyatt has served as a Director since July 2000. Mr. Hyatt had been a Director of Algos Pharmaceutical Corporation since November 1996. Mr. Hyatt is currently a senior advisor to Irving Place Capital, a leading institutional private equity firm focused on making equity investments in middle-market companies. Until 2008, Mr. Hyatt was a Senior Managing Director of Bear Stearns & Co., Inc. Mr. Hyatt is chairman of Endo's Transactions Committee and is a member of Endo's Nominating and Governance Committee.

Roger H. Kimmel is Chairman of the Board of Endo. Mr. Kimmel became Chairman of the Board upon the retirement of founder Carol A. Ammon on May 30, 2007. Mr. Kimmel had been a Director of Algos Pharmaceutical Corporation since July 1996 and became a Director of Endo following its merger with Algos in July 2000. Mr. Kimmel has been Vice Chairman of Rothschild Inc., an investment banking firm, since January 2001. Previously, Mr. Kimmel was a partner of the law firm Latham & Watkins for more than five years. Mr. Kimmel is also a director of Schiff Nutrition International, Inc. and PG&E Corporation. Mr. Kimmel is chairman of Endo's Nominating & Governance Committee and is a member of Endo's Audit Committee and Transactions Committee.

William P. Montague was elected a Director of Endo on February 25, 2009. Mr. Montague was Chief Executive Officer and Director of Mark IV Industries, Inc., until his retirement in July 2008. Mark IV Industries is a diversified global manufacturer of highly-engineered systems and components for the transportation, industrial and automotive markets. He joined Mark IV Industries in April 1972 as Treasurer and Controller, became Chief Financial Officer in 1986 and was named president in 1996. Mr. Montague is also a Director of Gibraltar Industries, Inc., a NASDAQ-listed company that is a leading manufacturer, processor and distributor of products for the building, industrial, and vehicular markets. Mr. Montague is a member of Endo's Audit Committee and Transactions Committee.

Joseph C. Scodari was elected a Director of Endo on June 26, 2008. Mr. Scodari was Worldwide Chairman, Pharmaceuticals Group, of Johnson & Johnson, a diversified healthcare company, and a Member of Johnson & Johnson's Executive Committee from March 1, 2005 until March 1, 2008. He joined Johnson & Johnson in 1999 as President of Centocor, Inc., a biotechnology company, when Johnson & Johnson acquired Centocor. At the time of that acquisition, he had been the President and Chief Operating Officer of Centocor and a member of Centocor's Board of Directors since December 1997. In 2001, he was named Johnson & Johnson's Company Group Chairman for the North American pharmaceutical business, and became a member of the Johnson & Johnson Pharmaceuticals Group Operating Committee. In 2003, Mr. Scodari was named Johnson & Johnson Company Group Chairman, Global Biopharmaceuticals. Mr. Scodari was recently appointed a Director of Covance Inc. Mr. Scodari is chairman of Endo's Compensation Committee and a member of Endo's Transactions Committee.

William F. Spengler was elected a Director of Endo on June 26, 2008. In July 2008, Mr. Spengler was appointed Executive Vice President and Chief Financial Officer of Smith & Wesson Holding Corporation, a global leader in safety, security, protection and sport. Until March 2008, he was Executive Vice President and Chief Financial Officer at MGI Pharmaceuticals Inc., an oncology- and acute care-focused biopharmaceutical company, where he had worked since 2005. Prior to joining MGI Pharma, Mr. Spengler was Executive Vice President and Chief Financial Officer at Guilford Pharmaceuticals Inc., a bioscience company, from July 2004 to October 2005. From 2002 to 2004, Mr. Spengler served as President, Chief Operating Officer and Director of Osteoimplant Technology, Inc., an orthopedic products company, and from 2000 to 2002, he was Principal of North Charles Investment Company. Mr. Spengler is a member of Endo's Audit Committee and Compensation Committee.

Ivan P. Gergel, M.D., was appointed Executive Vice President, Research & Development of Endo in April 2008. Prior to joining Endo, Dr. Gergel was Senior Vice President of Scientific Affairs and President of the Forest Research Institute of Forest Laboratories Inc., managing more than 900 physicians, scientists and staff at the Research Institute. Prior to that, Dr. Gergel served as Vice President and Chief Medical Officer at Forest and Executive Vice President of the Forest Research Institute. He joined Forest in 1998 as Executive Director of Clinical Research following nine years at SmithKline Beecham, and was named Vice President of Clinical Development and Clinical Affairs in 1999. Dr. Gergel received his M.D. from the Royal Free Medical School of the University of London and an MBA from the Wharton School.

Alan G. Levin was appointed Executive Vice President and Chief Financial Officer, on May 5, 2009. Prior to joining Endo, Mr. Levin worked with Texas Pacific Group, a leading private equity firm, and one of its start-up investments in emerging markets. Before that, he was Senior Vice President & Chief Financial Officer of Pfizer, Inc. where he worked for 20 years in a variety of executive positions of increasing responsibility, including Treasurer and Senior Vice President of Finance & Strategic Management for the company's research and development organization. He received a bachelor's degree from Princeton University and a master's degree from New York University's Stern School of Business. Mr. Levin is a certified public accountant and an Editorial Advisor for the Journal of Accountancy.

Caroline B. Manogue has served as Executive Vice President, Chief Legal Officer and Secretary of Endo since 2004. Prior to joining Endo in 2000 as Endo's Senior Vice President, General Counsel and Secretary, she practiced law in the New York office of the law firm Skadden, Arps, Slate, Meagher & Flom LLP, where she specialized in mergers & acquisitions, securities and corporate law. At Endo, she is responsible for all aspects of the company's legal function, including securities law, litigation, government affairs, intellectual property and commercial law, as well as overseeing compliance with current laws and existing pharmaceutical company guidelines relating to, among other things, clinical, sales and marketing practices. In her capacity as Secretary, she is responsible for corporate governance matters and reports directly to the Board of Directors. Ms. Manogue received her J.D. from Fordham Law School and her B.A. cum laude from Middlebury College. She is a member of the PhRMA Law Section Executive Committee and the Board of Trustees of the Healthcare Institute of New Jersey.

Edward J. Sweeney, in his capacity as Endo's Vice President, Controller, serves as Endo's Principal Accounting Officer. Mr. Sweeney has been Vice President, Controller since June 2007 after having joined Endo in March 2004 as Director, Financial Reporting. Prior to joining Endo, Mr. Sweeney was a Senior Manager at Ernst & Young LLP, where he worked from September 1991 through March 2004. Mr. Sweeney is a licensed certified public accountant in the Commonwealth of Pennsylvania and holds a BS degree magna cum laude in Accounting from St. Joseph's University.

Julie H. McHugh was appointed Chief Operating Officer of Endo in March 2010. Prior to joining Endo, Ms. McHugh was the CEO of Nora Therapeutics, Inc., a venture capital backed biotech start-up focused on developing novel therapies for the treatment of infertility disorders. Prior to joining Nora Therapeutics, she was Company Group Chairman for Johnson & Johnson's Worldwide Virology Business Unit where she led a growing area of the corporation's pharmaceutical business, including the global launches of PREZISTA® and INTELENCE® and oversight of a dynamic R&D portfolio including compounds for HIV, Hepatitis C, and Tuberculosis. Prior to her role as Company Group Chairman, Ms. McHugh was President of Centocor, Inc. a J&J subsidiary, and was responsible for the product development and commercialization of REMICADE®, a breakthrough therapeutic for Crohn's disease, rheumatoid arthritis and several other autoimmune disorders. Ms. McHugh received a Bachelor of Science degree from Pennsylvania State University and her masters of business administration degree from St. Joseph's University. She currently serves on the Board of Visitors for the Smeal College of Business of the Pennsylvania State University, the Board of Directors for the Nathaniel Adamczyk Foundation, and was 2009 Chairman of the Board of Directors for the Pennsylvania Biotechnology Association.

The common business address and telephone number for all the directors and executive officers is as follows:

c/o Endo Pharmaceuticals Holdings Inc., 100 Endo Boulevard Chadds Ford, Pennsylvania 19317, telephone number: (610) 558-9800.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

Directors and Executive Officers of Purchaser. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Purchaser. The current business address of each person is at 100 Endo Boulevard Chadds Ford, Pennsylvania 19317. The telephone number of each person is (610) 558-9800. Each such person is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Employment
David P. Holveck	President, Chief Executive Officer, and Director
Ivan P. Gergel, M.D.	Executive Vice President, Research and Development and Director
Alan G. Levin	Executive Vice President, Chief Financial Officer and Director
Caroline B. Manogue	Executive Vice President, Chief Legal Officer and Secretary
Julie H. McHugh	Chief Operating Officer
Edward J. Sweeney	Vice President, Controller and Principal Accounting Officer

EXHIBIT 4

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of September 20, 2010, made by and between Endo Pharmaceuticals Holdings Inc. (“Endo”) and West Acquisition Corp. (“West”). Endo and West are collectively referred to herein as the “Parties” and each individually as a “Party.”  Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the Parties hereby acknowledge and agree that the Schedule 13D (as so amended, the “Statement on Schedule 13D”) is filed on behalf of each such Party and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the Parties without the necessity of executing or filing additional joint filing agreements. The Parties hereby acknowledge that each Party shall be responsible for timely filing of such amendments, and for the completeness and accuracy of the information concerning such Party contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other Party, except to the extent that such Party knows or has reason to believe that such information is inaccurate.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have executed this Joint Filing Agreement as of the day and year first above written.

ENDO PHARMACEUTICALS HOLDINGS INC.
By:	/s/ Caroline B. Manogue
Caroline B. Manogue Executive Vice President, Chief Legal Officer, and Secretary

WEST ACQUISITION CORP.
By:	/s/ Caroline B. Manogue
Caroline B. Manogue Executive Vice President, Chief Legal Officer, and Secretary